UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, December 20, 2012

Mr. Fernando Coloma Correa

Commissioner

Securities and Insurance Commission

Av. Libertador Bernardo O´Higgins 1449

Hand Delivery

Re: Disclosure of Placement Price

Dear Commissioner:

As provided in Article 9 and in the second subparagraph of Article 10 of the Securities Market Law, and in General Rule #30, under due authorization, I hereby make the following material DISCLOSURE regarding LATAM Airlines Group S.A., Securities Registration #306:

At a meeting held today, the Board unanimously resolved:

(a) to begin the preemptive option period to subscribe 7,436,816 cash shares in the Company on account of the capital increase approved by the Special Shareholders Meeting on December 21, 2011, as modified by the Special Shareholders Meeting on September 4, 2012. The period will begin on December 21, 2012 by publication of the Notice ordered in Article 26 (formerly Article 29) of the Companies Regulations, which will be made in the newspaper La Tercera.

(b) to set the placement price for the shares being preemptively offered to the Company’s shareholders at CH$ 11,000 per share during the preemptive option period.

(c) to place a total of 2,951,390 shares in the Company on December 21, 2012 at a price of CH$ 11,000 per share using the Order Book Auction system of the Santiago Stock Exchange, Securities Exchange, according to the parameters of the share offer submitted on December 14, 2012.

Very sincerely yours,

Alejandro de la Fuente Goic

Corporate Chief Financial Officer

LATAM AIRLINES GROUP S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2012

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer